                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2010

                         Commission file number: 0-30394

                                  METALINK LTD.
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                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The following is included in this Report on Form 6-K: Press release dated
October 18, 2010; Metalink Receives NASDAQ Notice of Noncomplaince

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

   Date: October 18, 2010                                By: /s/ Tzvika Shukhman
                                                         -----------------------
                                                         Tzvika Shukhman
                                                         Chief Executive Officer

Neta Eshed
General Counsel
Metalink Ltd.
Tel: 972-77-4495900
Fax: 972-77-4495901
Neta@MTLK.com

                METALINK RECEIVES NASDAQ NOTICE OF NONCOMPLAINCE

YAKUM, ISRAEL, OCTOBER 18, 2010 - Metalink Ltd. (NASDAQ: MTLK) today announced that it has received notification from The NASDAQ Stock Market that it is no longer in compliance with the continued listing requirements for The NASDAQ
Capital Market (Rule 5550(a)(2)) as a result of the closing bid price per share of the Company's ordinary shares falling below the minimum trading price of
$1.00 for thirty consecutive business days.

NASDAQ provided Metalink with a compliance period of 180 calendar days, or until
April 11, 2011, to regain compliance with the bid price requirement before its shares will be delisted from NASDAQ. Compliance is achieved if, at anytime before April 11, 2011, the bid price of the Company's ordinary shares closes at
$1.00 per share or more for at least 10 consecutive business days. At the end of such compliance period, the Company may be afforded an additional compliance period of 180 days if it meets the other initial listing requirements of the
NASDAQ Capital Market at that time.

ABOUT METALINK

Metalink shares trade on Nasdaq under the symbol "MTLK". For more information, please visit our website at http;//www.MTLK.com.

                                       ###

SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: absence of significant operations following the Lantiq transaction; uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities; and
our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the
Securities and Exchange Commission, including Metalink's Annual Report in Form
F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.